United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 31 December 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â

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COCA-COLA EUROPACIFIC PARTNERS

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Preliminary unaudited results for the full year ended 31 December 2024

Great end to a solid year, well placed for FY25 and beyond; announcing €1bn share buyback* over next 12 months

FY 2024 Total CCEP Key Financial Metrics[1]	As Reported		Comparable [1]	Change vs FY 2023			Adjusted Comparable[4]	Change vs FY 2023
				As Reported	Comparable [1]	Comparable FXN[1]		Adjusted Comparable[4]	Adjusted Comparable FXN[4]
Volume (M UC)[2]	3,864		3,864	17.8%	16.9%		3,965	0.0%
Revenue per UC[2] (€)			5.30			(5.1)%	5.23		2.7%
Revenue (€M)	20,438		20,438	11.7%	11.7%	11.8%	20,706	3.3%	3.5%
Operating profit (€M)	2,132		2,663	(8.8)%	12.2%	12.1%	2,673	8.1%	8.0%
Diluted EPS (€)	3.08		3.95	(15.3)%	6.6%	6.5%
Comparable free cash flow (€M)			1,817
Dividend per share (€)		1.97

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:

“2024 has been another solid year for CCEP with continued robust top and bottom-line growth. Our geographic diversification, reinforced by the Philippines, means we are even more resilient. We’ve grown share ahead of the market, created value for our customers, delivered underlying volume growth and gains in revenue per unit case through revenue and margin growth management. Actively managing pricing and promotions across our broad pack offering ensures we are relevant to all consumers, while driving profitable revenue growth. Alongside ongoing productivity gains, we drove impressive free cash flow and the early return to our leverage target. This all reflects our great brands, great execution and great people as well as strong relationships with our brand partners and customers, to whom we are extremely grateful.

“We are well placed for 2025 and beyond in categories that are growing, with strong investment and commercial plans in place to drive growth. We are confident that we have the right strategy, done sustainably to deliver on our mid-term growth objectives. Our FY25 guidance, combined with the resumption of share buybacks, demonstrate the strength of our business and our ability to deliver continued shareholder value. We have the platform and momentum to go even further while continuing to be a great partner for our customers and a great place to work for our colleagues. We look forward to sharing more on our exciting future at our capital markets event in May.”

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* Buyback programme of up to €1bn is subject to further shareholder approval at the 2025 Annual General Meeting. For detailed footnotes see page 8

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FY Financial Summary

FY 2024 Metric[1]	As Reported		Comparable[1]	Change vs FY 2023			Adjusted Comparable[4]	Change vs FY 2023
				As Reported	Comparable [1]	Comparable FXN[1]		Adjusted Comparable[4]	Adjusted Comparable FXN[4]
Total CCEP
Volume (M UC)[2]	3,864		3,864	17.8%	16.9%		3,965	0.0%
Revenue (€M)	20,438		20,438	11.7%	11.7%	11.8%	20,706	3.3%	3.5%
Cost of sales (€M)	13,227		13,155	14.2%	13.6%	13.8%	13,369	3.2%	3.4%
Operating profit (€M)	2,132		2,663	(8.8)%	12.2%	12.1%	2,673	8.1%	8.0%
Profit after taxes (€M)	1,444		1,849	(13.5)%	8.7%	8.6%
Diluted EPS (€)	3.08		3.95	(15.3)%	6.6%	6.5%
Revenue per UC[2] (€)			5.30			(5.1)%	5.23		2.7%
Cost of sales per UC[2] (€)			3.41			(3.4)%	3.38		2.6%
Comparable free cash flow (€M)			1,817

Dividend per share* (€)		1.97		Maintained dividend payout ratio of ~50%

Europe
Volume (M UC)[2]	2,601		2,601	(1.6)%	(2.4)%		2,601	(2.4)%
Revenue (€M)	14,971		14,971	2.9%	2.9%	2.3%	14,971	2.9%	2.3%
Operating profit (€M)	1,769		2,015	(4.0)%	6.7%	6.0%	2,015	6.7%	6.0%
Revenue per UC[2] (€)			5.72			4.0%	5.72		4.0%

APS (Australia, Pacific & Southeast Asia)
Volume (M UC)[2]	1,263		1,263	98.9%	97.3%		1,364	4.9%
Revenue (€M)	5,467		5,467	45.8%	45.8%	48.8%	5,735	4.4%	6.6%
Operating profit (€M)	363		648	(27.0)%	33.6%	35.9%	658	12.5%	14.5%
Revenue per UC[2] (€)			4.42			(25.2)%	4.29		0.9%

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Note – Volumes disclosed on a comparable and adjusted comparable basis exclude Q4’24 benefit of additional selling days versus Q4’23. Including the additional selling days adjusted volumes for FY24 +0.8% & for Q4’24 +2.0%

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FY & Q4 REVENUE HIGHLIGHTS[1],[4]
Revenue
FY Reported +11.7%; Adjusted Comparable +3.5%[3],[4]
•Continued to deliver more revenue growth for our retail customers in our key markets than any of our FMCG peers[5]
•NARTD value share gains[5] in-store +40bps, online +10bps & in the away-from-home channel (AFH) +10bps
•Transactions ahead of volume growth in both Europe & APS
•Adjusted comparable volume 0.0%[4] : underlying* up 0.7%
◦By geography:
▪Europe -2.4% (underlying -1.4%) reflecting great in-market execution offset by strategic de-listing of Capri Sun, mixed summer weather & softer demand in the AFH channel
▪APS +4.9% reflecting:
–Australia/Pacific (AP): solid underlying momentum (excl. strategic bulk water de-listings in Q2 last year)
–Southeast Asia (SEA): strong growth driven by demand in the Philippines
◦By channel: AFH +0.8%; Home -0.6%
▪Europe: AFH -3.6% impacted by mixed summer weather & softer demand; Home -1.6% (underlying -0.4%)
▪APS: AFH +5.7%; Home +4.0%, both in line with overall volume growth
•Adjusted comparable revenue per unit case +2.7%[2],[3],[4] reflecting positive headline pricing, promotional optimisation & favourable brand mix, partly offset by geographic mix
◦Europe: +4.0% reflecting headline price increases & favourable brand mix
◦APS: +0.9% reflecting headline price increases & promotional optimisation, offset by geographic mix driven by strong growth in the Philippines (being at a lower revenue per unit case)

Q4 Reported +16.2%; Adjusted Comparable +4.6%[3],[4]
•Adjusted comparable volume -1.1%[4]
◦By geography:
▪Europe -2.6% (underlying -1.7%) reflecting strong in-market execution offset by strategic de-listing of Capri Sun, cycling solid comparables (Q4’23 comparable volume +2.0%) & softer demand in the AFH channel
▪APS +1.7% reflecting strong in-market execution:
–AP: continued momentum
–SEA: solid demand in the Philippines
◦By channel: AFH -0.9%; Home -1.1%
▪Europe: AFH -3.9%; Home -2.0% (underlying -0.9%)
▪APS: AFH +2.0%; Home +2.6%
•Adjusted comparable revenue per unit case +2.6%[2],[3],[4] reflecting positive headline pricing, promotional optimisation & favourable brand mix, partly offset by geographic mix
◦Europe: +3.1% reflecting headline price increases across all markets
◦APS: +2.3% reflecting headline price increases & promotional optimisation, partly offset by geographic mix driven by strong growth in the Philippines

___________________________
Note – Volumes disclosed on a comparable and adjusted comparable basis exclude Q4’24 benefit of additional selling days versus Q4’23. Including the additional selling days adjusted volumes for FY24 +0.8% & for Q4’24 +2.0% *Underlying volume performance excludes the impact of strategic de-listings

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Operating profit
FY Reported -8.8%; Adjusted Comparable +8.0%[3],[4]
•Adjusted comparable cost of sales per unit case +2.6%[2],[3],[4] reflecting increased revenue per unit case driving higher concentrate costs, inflation in manufacturing & consumption tax increase driven by Netherlands, partially offset by the mix effect from strong growth in the Philippines (being at a lower cost per unit case)
•Adjusted comparable operating profit of €2,673m, +8.0%[3],[4] driven by top-line growth, delivery of efficiency programmes & optimisation of discretionary spend. Reported operating profit of €2,132m, -8.8% reflecting higher business transformation costs & non-cash impairment of Indonesian business unit[6]
•Comparable diluted EPS of €3.95, +6.5%[3] (reported -15.3%)

Other
•Comparable free cash flow & share buyback: generated impressive comparable free cash flow of €1,817m reflecting strong performance & working capital initiatives (net cash flows from operating activities of €3,061m)
•supports return to leverage range of 2.5-3.0x, one year ahead of plan with FY24 year-end net debt:comparable EBITDA at 2.7x (FY23: 3.0x)
◦consistent with its disciplined capital allocation framework, CCEP today announces new share buyback programme of €1bn over next 12 months. Any separate release with further details on the programme will be available via www.cocacolaep.com
•FY dividend per share €1.97 +7.1%, maintains annualised payout ratio of ~50%
•Adjusted comparable ROIC[4] of 10.8% (reported 8.1%) up 50bps driven by the increase in comparable profit after tax & continued focus on capital allocation
•Transferred UK listing to Equity Shares Commercial Companies category in November 2024. Potential inclusion in FTSE Index Series from March 2025[7]
•Sustainability highlights
◦Retained MSCI AAA rating & inclusion on CDP A List for climate
◦Included in Sustainalytics ESG top-rated companies list for 2025

FY25 GUIDANCE[1], [4]
FY25 guidance[1], [4] in line with mid-term strategic objectives[8]. Outlook for FY25 reflects our current assessment of market conditions. Unless stated otherwise, guidance is on an adjusted comparable[4] & FX-neutral basis.

•Revenue: growth of approx.~4%
•Balanced between volume & revenue per unit case
•Two fewer selling days in Q1, one extra in Q4
•Cost of sales per UC: comparable growth of ~2%
•Expect broadly flat commodity inflation (hedged at ~80% for FY25)
•Concentrate directly linked to revenue per UC through incidence pricing
•Other:
•Operating profit: growth of ~7%
•Comparable effective tax rate: ~26%
•CAPEX: ~5% of revenue (incl. leases)
•Comparable free cash flow: at least €1.7bn
•Dividend payout ratio: ~50%[9] based on comparable EPS
•Share buyback: €1bn over next 12 months

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Fourth quarter & Full Year Revenue Performance by Geography[1]
Volumes are on a comparable basis for Europe and Australia / Pacific, and on an adjusted comparable basis for SEA, total APS and total CCEP. Volumes disclosed on a comparable and adjusted comparable basis exclude Q4’24 benefit of additional selling days versus Q4’23.

	Fourth quarter			Full Year
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
FBN[10]	1,194	2.5%	2.5%	5,067	1.8%	1.9%
Germany	815	7.2%	7.2%	3,179	5.3%	5.3%
Great Britain	866	6.7%	2.3%	3,327	2.8%	0.1%
Iberia[11]	777	2.9%	2.9%	3,398	2.2%	2.2%
Total Europe	3,652	4.6%	3.6%	14,971	2.9%	2.3%
Australia / Pacific[13]	994	8.3%	8.2%	3,412	3.7%	5.1%
Southeast Asia[4],[14]	606	2.7%	5.4%	2,323	5.5%	8.9%
Total APS[4]	1,600	6.1%	7.1%	5,735	4.4%	6.6%

Total CCEP[4]	5,252	5.0%	4.6%	20,706	3.3%	3.5%

FBN[10]
•Mid single-digit volume decline during Q4 & FY driven by strategic de-listing of Capri Sun (representing around half of volume decline) & adverse weather.
•The Netherlands was also impacted by the consumption tax increase.
•Strong FY volume growth for Powerade & Sprite supported by great Olympics activation in France.
•Monster & Fuze Tea volumes also outperformed, driven by growth in France.
•FY revenue/UC[12] growth driven by headline price increases across all markets.
Germany
•Q4 low single-digit volume decline, cycling strong comparables.
•FY volume decline largely driven by softer AFH demand with Home channel broadly flat.
•High single-digit FY volume growth in Monster.
•Have also seen strong growth from Coca-Cola Zero Sugar, Fuze Tea & Powerade.
•FY revenue/UC[12] growth driven by headline price increase implemented in Q3.
•Positive pack & brand mix also contributed to the growth e.g. Monster & Powerade.
Great Britain
•Q4 volume decline reflecting softer AFH demand & de-listing of Capri Sun (underlying broadly flat) with adverse weather over the summer contributing to FY volume decline.
•High single-digit FY volume growth for Coca-Cola Zero, Dr Pepper & Monster with Powerade up >50%.
•FY increase in revenue/UC[12] driven by headline price increases implemented towards the end of Q2.
•Positive brand mix also contributed to the growth e.g. Monster, Powerade & de-listing of Capri Sun.
Iberia[11]
•Q4 volume decline reflected adverse weather mitigated by solid execution, with FY low single-digit decline.
•FY saw good growth in both Sprite & Aquarius volumes.
•Portfolio transition from Nestea to Fuze Tea, which began during Q4, is progressing well.
•FY revenue/UC[12] growth driven by headline price increases.

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Australia / Pacific[13]
•Q4 & FY volume growth reflects continued momentum, supported by great in-market activation.
•FY volume growth across Home & AFH channels.
•Share gains driven by outperformance of Coca-Cola Zero Sugar, Fanta & Monster. FY volume growth supported by great activation, execution & innovation incl. Coca-Cola OREOTM, Fanta Pineapple Zero Sugar & new Monster variants e.g. Ultra Strawberry Dreams & Peachy Keen.
•Growth in FY revenue/UC[12] driven by headline price increases & promotional optimisation.
Southeast Asia[4],[14]
•Solid Q4 & FY volume growth in the Philippines, reflecting strong underlying market demand, robust share gains & great execution.
•FY volumes grew strongly in both Home & AFH channels, with double-digit growth in the Philippines, driven by Coca-Cola Original Taste, Sprite & water. This was partially offset by a weaker volume performance in Indonesia impacted by the geopolitical situation in the Middle East. Encouraging sparkling & transaction growth in unaffected areas.
•FY revenue/UC[12] growth driven by headline price increases & promotional optimisation.

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Fourth quarter & Full Year Volume Performance by Category[1],[4]
Volumes disclosed on a comparable and adjusted comparable basis exclude Q4’24 benefit of additional selling days versus Q4’23.

	Fourth quarter		Full Year
	% of Total	% Change	% of Total	% Change
Coca-Cola®	60.5%	—%	59.3%	1.0%
Flavours & Mixers	21.5%	(1.9)%	21.8%	(0.5)%
Water, Sports, RTD Tea & Coffee[15]	10.9%	(1.7)%	11.8%	0.8%
Other inc. Energy	7.1%	(6.1)%	7.1%	(7.3)%
Total	100.0%	(1.1)%	100.0%	—%

Coca-Cola®
Q4: Flat; FY: +1.0%
•FY Coca-Cola Original Taste +0.9% reflecting strong demand in the Philippines, partially offset by mixed summer weather in Europe.
•Coca-Cola Zero Sugar +3.6% with growth in both Europe & APS driven by great execution & innovation e.g. Coca-Cola OREOTM Zero Sugar.
•Value share gains of Coca-Cola Original Taste +50bps[5], led by the Philippines with Coca-Cola Zero Sugar +20bps driven by growth in Europe.
Flavours & Mixers
Q4: -1.9%; FY: -0.5%
•FY Sprite +3.7% driven by robust consumer demand & great execution across all key markets.
•Fanta FY slight decline reflecting growth in APS offset by adverse weather in Europe. Flavour extensions e.g. Fanta Exotic & Afterlife supported overall performance.
•Royal Bliss performed strongly with double-digit growth led by the Netherlands.
Water, Sports, RTD Tea & Coffee[15]
Q4: -1.7%; FY: +0.8%
•FY Water growth driven by the Philippines, partially offset by mixed summer weather in Europe & strategic de-listings within Europe & Australia.
•FY Sports +4.1% with growth in Powerade driven by continued favourable consumer trends in this category, great activation & innovation e.g. Powerade Mango.
•RTD Tea & Coffee -1.4% with growth of Fuze Tea in Europe offset by Frestea decline in Indonesia.
Other inc. Energy
Q4: -6.1% (+3.8% exc. Juices)
FY: -7.3% (+4.2% exc. Juices)
•FY solid growth in Energy +6.3% led by Monster, despite strong comparables (FY23: +14.0%), driven by distribution (incl. category launch in the Philippines) & share gains through innovation (e.g. Bad Apple, Ultra Peachy Keen & Strawberry Dreams).
•Juices decline resulting from strategic de-listing of Capri Sun in Europe.
•Alcohol volume decline reflects Australian excise increases partly offset by good growth in Europe (e.g. launch of Absolut & Sprite).

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Conference Call (with presentation)
•14 February 2025 at 12:00 GMT, 13:00 CET & 07:00 a.m. EST; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com

Financial Calendar
•Annual Report & Form 20F published: 21 March 2025
•Q1 2025 trading update: 29 April 2025
•Capital markets event: 13-15 May 2025
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts
Investor Relations
Sarah Willett            Charles Richardson        Matt Sharff
sarah.willett@ccep.com        charles.richardson@ccep.com    msharff@ccep.com
Media Relations
mediaenquiries@ccep.com
The person responsible for arranging the release of this announcement on behalf of the Company is Clare Wardle, General Counsel and Company Secretary. The intention to return €1bn through a share buyback programme is the inside information that is contained in this announcement.

About CCEP (LEI 549300LTH67W4GWMRF57)
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.
We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn
___________________________
1.Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable & reported to adjusted comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of the period presented for illustrative purposes only. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP IFRS accounting policies and includes acquisition accounting adjustments for the period 1 January to 23 February. Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details.
5.External data sources: Haystack FY 24, Nielsen & IRI Period FY 24
6.See Note 5, 'Intangible Assets & Goodwill' in the accompanying condensed consolidated financial statements
7.See release for more detail Coca-Cola Europacific Partners - Coca-Cola EP PLC - Intention to Transfer to ESCC Category. FTSE Russell also issues an ‘Informative Notice’ on 18.10.24
8.See our mid-term strategic objectives Coca-Cola Europacific Partners - Guidance
9.Dividends subject to Board approval
10.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
11.Includes Spain, Portugal & Andorra
12.Revenue per unit case
13.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
14.Includes Philippines & Indonesia
15.RTD refers to ready to drink

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, , strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP’s view, could cause such actual results to differ materially from forward looking statements include, but are not limited to, those set forth in the “Risk Factors” section of CCEP’s 2023 Annual Report on Form 20-F filed with the SEC on 15 March 2024 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers’ products into our territories; deterioration of global and local economic and political conditions; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes; legal changes in our status; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

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Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January of the period presented relating to transaction accounting adjustments. No cost savings or synergies were contemplated in these adjustments.
The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.
The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP IFRS accounting policies and includes transaction accounting adjustments for the periods presented.
Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to enable investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our unaudited condensed consolidated financial statements.

“Adjusted” includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of the period presented, including acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, impairment charges, accelerated amortisation charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, expenses related to certain legal provisions, net impact related to European flooding, gains on the sale of property, income arising from the ownership of certain mineral rights in Australia and gain on sale of sub-strata and associated mineral rights in Australia. Comparable volume is also adjusted for selling days.
‘‘Adjusted comparable” is defined as adjusted results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Comparable free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Comparable EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Comparable EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements.
‘‘Net Debt’’ is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short-term investments. We believe that reporting net debt is

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useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to comparable EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘ROIC” or “Return on invested capital” is defined as reported profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short term investments.
“Comparable ROIC” adjusts reported profit after tax for items impacting the comparability of period-over-period financial performance and is defined as comparable operating profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Comparable ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

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Supplementary Financial Information - Items Impacting Comparability - Reported to Comparable
The following provides a summary reconciliation of items impacting comparability for the years ended 31 December 2024 and 31 December 2023:

Full Year 2024
In millions of € except share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	2,132	1,444	3.08

Items impacting comparability	531	405	0.87
Restructuring charges[1]	264	194	0.43
Acquisition and Integration related costs[2]	14	12	0.02
European flooding[3]	1	1	—
Inventory step-up[4]	5	3	—
Impairment[5]	189	154	0.34
Litigation[6]	3	2	—
Accelerated amortisation[7]	55	39	0.08
Comparable	2,663	1,849	3.95

Full Year 2023
As Reported	2,339	1,669	3.63

Items impacting comparability	34	32	0.08
Restructuring charges[1]	94	79	0.18
Acquisition and Integration related costs[2]	12	14	0.03
European flooding[3]	(9)	(7)	(0.02)
Coal royalties[8]	(18)	(12)	(0.03)
Property sale[9]	(54)	(38)	(0.08)
Litigation[6]	17	12	0.03
Accelerated amortisation[7]	27	19	0.04
Sale of sub-strata and associated mineral rights[10]	(35)	(35)	(0.07)
Comparable	2,373	1,701	3.71
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent cost associated with the acquisition and integration of CCBPI.
[3] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023.
[4] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[5] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
[6] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[7] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[8] Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.
[9] Amounts represent gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.
[10] Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.

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Supplementary Financial Information - Items impacting comparability - Reported to Adjusted Comparable
The following provides a summary reconciliation for CCEP’s reported results and adjusted comparable financial information for the year ended 31 December 2024:

Year ended 31 December 2024 (unaudited)
In € millions except per share data which is calculated prior to rounding	Reported	Items impacting comparability[1]	Comparable	Adjusted comparable[2]	Transaction accounting adjustments[3]	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP	CCEP
Revenue	20,438	—	20,438	268	—	20,706
Cost of sales	13,227	(72)	13,155	214	—	13,369
Operating profit	2,132	531	2,663	10	—	2,673
Total finance costs, net	187	—	187	3	—	190
Profit after taxes	1,444	405	1,849	5	—	1,854

Attributable to:
Shareholders	1,418	402	1,820	3	—	1,823
Non-controlling interest	26	3	29	2	—	31
Diluted earnings per share (€)	3.08		3.95			3.96

Diluted weighted average shares outstanding						461

The following provides a summary reconciliation of CCEP’s reported and adjusted comparable financial information for the full year ended 31 December 2023, assuming the acquisition occurred on 1 January 2023. Following the announcement of the acquisition on 23 February 2024, the adjusted financial information has been updated to reflect changes in the acquisition accounting adjustments.

Year ended 31 December 2023 (unaudited)	Reported	Items impacting comparability[1]	Comparable	Adjusted comparable[2]	Transaction accounting adjustments[3]	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP	CCEP
Revenue	18,302	—	18,302	1,744	—	20,046
Cost of sales	11,582	(6)	11,576	1,382	—	12,958
Operating profit	2,339	34	2,373	100	—	2,473
Total finance costs, net	120	—	120	28	26	174
Profit after taxes	1,669	32	1,701	51	(19)	1,733

Attributable to:
Shareholders	1,669	32	1,701	31	(19)	1,713
Non-controlling interest	—	—	—	20	—	20
Diluted earnings per share (€)	3.63		3.71			3.73

Diluted weighted average shares outstanding						459
__________________________
[1] Amounts represent items affecting the comparability of CCEP’s year-over-year financial performance.
[2] Amounts represent unaudited results of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability.
[3] Amounts represent transaction accounting adjustments for the 12 months ending 31 December 2023 as if the acquisition had occurred on 1 January 2023 comprising finance costs from CCEP acquisition financing. Tax rate used is 24%, in line with the Group's effective tax rate for the year ended 31 December 2023. Separate financing adjustment is included within CCBPI Adjusted comparable.

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The table below illustrates the impact of adjustments made to CCBPI in order to present them on a basis consistent with CCEP’s accounting policies and including acquisition accounting adjustments.

Year ended 31 December 2023 (unaudited)
In € millions	Historical CCBPI[1]	Reclassifications[2]	Historical adjusted CCBPI	Transaction accounting adjustments[3]	Items impacting comparability[4]	Adjusted comparable
Revenue	1,757	(1)	1,756	—	(12)	1,744
Cost of sales	1,380	(2)	1,378	17	(13)	1,382
Operating profit	124	(3)	121	(21)	—	100
Total finance costs, net	—	(2)	(2)	29	1	28
Profit after taxes	90	—	90	(39)	—	51
[1] Historical unaudited CCBPI results for the period 1 January 2023 to 31 December 2023.
[2] Accounting policy and classification adjustments made to CCBPI in order to present on a basis consistent with CCEP IFRS accounting.
[3] Amounts represent transaction accounting adjustments for the 12 months ending 31 December 2023 as if the acquisition had occurred on 1 January 2023, and mainly include incremental depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment, inventory step-up costs, an increase in total finance costs as a result of local financing in the Philippines related to the acquisition and the inclusion of acquisition and integration related costs.
[4] Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include inventory step-up costs, acquisition and integration related costs and the impact from the reversal of certain provisions.

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Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth Quarter Ended			Year Ended
	31 December 2024	31 December 2023	% Change	31 December 2024	31 December 2023	% Change
As reported	5,252	4,518	16.2%	20,438	18,302	11.7%
Adjust: Impact of fx changes	(20)	n/a	n/a	29	n/a	n/a
Fx-neutral	5,232	4,518	15.8%	20,467	18,302	11.8%

Revenue per unit case	5.23	5.63	(7.1)%	5.30	5.58	(5.1)%

Revenue Europe
As reported	3,652	3,492	4.6%	14,971	14,553	2.9%
Adjust: Impact of fx changes	(35)	n/a	n/a	(83)	n/a	n/a
Fx-neutral	3,617	3,492	3.6%	14,888	14,553	2.3%

Revenue per unit case	5.68	5.52	3.1%	5.72	5.50	4.0%

Revenue APS
As reported	1,600	1,026	55.9%	5,467	3,749	45.8%
Adjust: Impact of fx changes	15	n/a	n/a	112	n/a	n/a
Fx-neutral	1,615	1,026	57.4%	5,579	3,749	48.8%

Revenue per unit case	4.44	6.05	(26.7)%	4.42	5.91	(25.2)%

Revenue by Geography In millions of €	Year ended 31 December 2024
	As reported	Reported % change	Fx-Neutral % change
Great Britain	3,327	2.8%	0.1%
Germany	3,179	5.3%	5.3%
Iberia[1]	3,398	2.2%	2.2%
France[2]	2,322	0.0%	0.0%
Belgium and Luxembourg	1,070	(0.7)%	(0.7)%
Netherlands	785	9.3%	9.3%
Norway	398	5.9%	7.7%
Sweden	410	3.0%	2.5%
Iceland	82	(2.4)%	(2.4)%
Total Europe	14,971	2.9%	2.3%
Australia	2,475	3.8%	4.5%
New Zealand and Pacific Islands	694	2.2%	3.7%
Indonesia	403	(12.0)%	(8.5)%
Papua New Guinea	243	7.0%	15.0%
Philippines	1,652	n/a	n/a
Total APS	5,467	45.8%	48.8%
Total CCEP	20,438	11.7%	11.8%
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth Quarter Ended			Year Ended
	31 December 2024	31 December 2023	% Change	31 December 2024	31 December 2023	% Change
Volume	1,000	802	24.7%	3,864	3,279	17.8%
Impact of selling day shift	—	26	n/a	—	26	n/a
Comparable volume - Selling Day Shift adjusted	1,000	828	20.8%	3,864	3,305	16.9%

Comparable Volume - Selling Day Shift Europe
Volume	636	632	0.6%	2,601	2,644	(1.6)%
Impact of selling day shift	—	21	n/a	—	21	n/a
Comparable volume - Selling Day Shift adjusted	636	653	(2.6)%	2,601	2,665	(2.4)%

Comparable Volume - Selling Day Shift APS
Volume	364	170	114.1%	1,263	635	98.9%
Impact of selling day shift	—	5	n/a	—	5	n/a
Comparable volume - Selling Day Shift adjusted	364	175	108.0%	1,263	640	97.3%
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2024	31 December 2023	% Change
As reported	13,227	11,582	14.2%
Adjust: Total items impacting comparability	(72)	(6)	n/a
Adjust: Restructuring charges[1]	(10)	(9)
Adjust: European flooding[2]	(1)	9
Adjust: Litigation[3]	(2)	(6)
Adjust: Impairment[4]	(54)	—
Adjust: Inventory step-up[5]	(5)	—
Comparable	13,155	11,576	13.6%
Adjust: Impact of fx changes	20	n/a	n/a
Comparable & fx-neutral	13,175	11,576	13.8%

Cost of sales per unit case	3.41	3.53	(3.4)%
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023.
[3] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[4] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
[5] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.

For the year ending 31 December 2024, reported cost of sales were €13,227 million, up 14.2% versus 2023.
Comparable cost of sales for the same period were €13,155 million, up 13.6% versus 2023. Cost of sales per unit case decreased by 3.4% on a comparable and fx-neutral basis, reflecting the impact of the newly acquired CCBPI operations, partly offset by increased revenue per unit case driving higher concentrate costs, inflation in manufacturing and consumption tax increase driven by the Netherlands.

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Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2024	31 December 2023	% Change
As reported	5,079	4,488	13.2%
Adjust: Total items impacting comparability	(459)	(135)	n/a
Adjust: Restructuring charges[1]	(254)	(85)
Adjust: Acquisition and Integration related costs[2]	(14)	(12)
Adjust: Litigation[3]	(1)	(11)
Adjust: Accelerated amortisation[4]	(55)	(27)
Adjust: Impairment[5]	(135)	—
Comparable	4,620	4,353	6.1%
Adjust: Impact of fx changes	11	n/a	n/a
Comparable & fx-neutral	4,631	4,353	6.4%
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent cost associated with the acquisition and integration of CCBPI.
[3] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[4] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[5] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

For the year ending 31 December 2024, reported operating expenses were €5,079 million, up 13.2% versus 2023.
Comparable operating expenses were €4,620 million for the same period, up 6.1% versus 2023, reflecting the impact of the newly acquired CCBPI operations and inflation, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics. During 2024, as part of this efficiency programme, the Group announced restructuring proposals resulting in €254 million of operating expenses primarily related to expected severance payments. This compares to €85 million of restructuring charges within operating expenses incurred in year ended 31 December 2023, related to various productivity initiatives.
Acquisition and integration related costs of €14 million were recognised within reported operating expenses for the year ended 31 December 2024 associated with the acquisition of CCBPI, primarily brokerage and advisory fees.

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Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2024	31 December 2023	% Change
As reported	2,132	2,339	(8.8)%
Adjust: Total items impacting comparability	531	34	n/a
Comparable	2,663	2,373	12.2%
Adjust: Impact of fx changes	(2)	n/a	n/a
Comparable & fx-neutral	2,661	2,373	12.1%

Operating Profit Europe
As reported	1,769	1,842	(4.0)%
Adjust: Total items impacting comparability	246	46	n/a
Comparable	2,015	1,888	6.7%
Adjust: Impact of fx changes	(13)	n/a	n/a
Comparable & fx-neutral	2,002	1,888	6.0%

Operating Profit APS
As reported	363	497	(27.0)%
Adjust: Total items impacting comparability	285	(12)	n/a
Comparable	648	485	33.6%
Adjust: Impact of fx changes	11	n/a	n/a
Comparable & fx-neutral	659	485	35.9%

Supplemental Financial Information - Operating Profit - Reported to Adjusted Comparable
Revenue

Adjusted Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth Quarter Ended			Year Ended
	31 December 2024	31 December 2023	% Change	31 December 2024	31 December 2023	% Change
As reported	5,252	4,518	16.2%	20,438	18,302	11.7%
Add: Adjusted revenue impact[1]	—	485	n/a	268	1,756	n/a
Adjust: Total items impacting comparability	—	(3)	n/a	—	(12)	n/a
Adjusted Comparable	5,252	5,000	5.0%	20,706	20,046	3.3%
Adjust: Impact of fx changes	(20)	n/a	n/a	37	n/a	n/a
Adjusted Comparable and fx-neutral	5,232	5,000	4.6%	20,743	20,046	3.5%

Adjusted Revenue per unit case	5.23	5.10	2.6%	5.23	5.09	2.7%

Adjusted Revenue APS
As reported	1,600	1,026	55.9%	5,467	3,749	45.8%
Add: Adjusted revenue impact[1]	—	485	n/a	268	1,756	n/a
Adjust: Total items impacting comparability	—	(3)	n/a	—	(12)	n/a
Adjusted Comparable	1,600	1,508	6.1%	5,735	5,493	4.4%
Adjust: Impact of fx changes	15	n/a	n/a	120	n/a	n/a
Adjusted Comparable and fx-neutral	1,615	1,508	7.1%	5,855	5,493	6.6%

Adjusted Revenue per unit case	4.44	4.33	2.3%	4.29	4.26	0.9%
[1] The adjusted revenue impact reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of the period presented and prepared on a basis consistent with CCEP IFRS accounting policies.

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Volume

Adjusted Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth Quarter Ended			Year Ended
	31 December 2024	31 December 2023	% Change	31 December 2024	31 December 2023	% Change
Volume	1,000	802	24.7%	3,864	3,279	17.8%
Impact of selling day shift	—	26	n/a	—	26	n/a
Comparable volume - Selling Day Shift adjusted	1,000	828	20.8%	3,864	3,305	16.9%
Add: Adjusted volume impact[1]	—	183	n/a	101	660	n/a
Adjusted comparable volume	1,000	1,011	(1.1)%	3,965	3,965	0.0%

Adjusted Comparable Volume - Selling Day Shift APS
Volume	364	170	114.1%	1,263	635	98.9%
Impact of selling day shift	—	5	n/a	—	5	n/a
Comparable volume - Selling Day Shift adjusted	364	175	108.0%	1,263	640	97.3%
Add: Adjusted volume impact[1]	—	183	n/a	101	660	n/a
Adjusted comparable volume	364	358	1.7%	1,364	1,300	4.9%
[1] The adjusted volume impact reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of the period presented. Adjusted Philippines volume for the year ended 31 December 2023 is 655 million unit cases. Including the impact of the Q4 selling day shift (5 million unit cases), adjusted comparable Philippines volume is 660 million unit cases.
Cost of Sales

Adjusted Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2024	31 December 2023	% Change
As reported	13,227	11,582	14.2%
Add: Adjusted cost of sales impact[1]	213	1,378	n/a
Adjust: Acquisition accounting[2]	1	17
Adjust: Total items impacting comparability	(72)	(19)
Adjust: Restructuring charges[3]	(10)	(9)
Adjust: European flooding[4]	(1)	9
Adjust: Inventory step-up[5]	(5)	(5)
Adjust: Litigation[6]	(2)	(6)
Adjust: Impairment[7]	(54)	—
Adjust: Other[8]	—	(8)
Adjusted Comparable	13,369	12,958	3.2%
Adjust: Impact of fx changes	26	n/a	n/a
Adjusted Comparable & fx-neutral	13,395	12,958	3.4%

Adjusted cost of sales per unit case	3.38	3.29	2.6%
__________________________
[1] Amounts represent unaudited cost of sales of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation impact relating to fair values for property plant and equipment and the non-recurring impact of the fair value step-up of CCBPI finished goods.
[3] Amounts represent restructuring charges related to business transformation activities.
[4] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023.
[5] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[6] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[7] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
[8] Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include the impact from the reversal of certain provisions partially offset by charges related to business transformation activities.

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Adjusted comparable cost of sales for the year ended 31 December 2024 were €13,369 million, up 3.2% versus 2023.
Cost of sales per unit case increased by 2.6% on an adjusted comparable and fx-neutral basis, driven by an increase in concentrate in line with our incidence model reflecting the improvement in revenue per unit case. There was also upward pressure on manufacturing costs and increased consumption tax driven by the Netherlands, partially offset by the mix effect from the strong growth in the Philippines.
Operating Expenses

Adjusted Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2024	31 December 2023	% Change
As reported	5,079	4,488	13.2%
Add: Adjusted operating expenses impact[1]	43	257	n/a
Adjust: Acquisition accounting[2]	1	4
Adjust: Total items impacting comparability	(459)	(134)
Adjust: Restructuring charges[3]	(254)	(85)
Adjust: Acquisition and Integration related costs[4]	(14)	(12)
Adjust: Litigation[5]	(1)	(11)
Adjust: Impairment[6]	(135)	—
Adjust: Accelerated amortisation[7]	(55)	(27)
Adjust: Other[8]	—	1
Adjusted Comparable	4,664	4,615	1.1%
Adjust: Impact of fx changes	12	n/a	n/a
Adjusted Comparable & fx-neutral	4,676	4,615	1.3%
__________________________
[1] Amounts represent unaudited operating expenses of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment and acquisition and integration related costs.
[3] Amounts represent restructuring charges related to business transformation activities.
[4] Amounts represent cost associated with the acquisition and integration of CCBPI.
[5] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[6] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
[7] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[8] Amounts represent one-time items identified by CCBPI which are not expected to recur, and mainly include the impact from the reversal of certain provisions partially offset by charges related to business transformation activities.

Adjusted comparable operating expenses for the year ended 31 December 2024 were €4,664 million, up 1.1% versus 2023, reflecting inflation, partially offset by the benefit of on-going efficiency programmes and our continuous efforts on discretionary spend optimisation in areas such as trade marketing, travel and meetings.

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Operating Profit

Adjusted Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2024	31 December 2023	% Change
As reported	2,132	2,339	(8.8)%
Add: Adjusted operating profit impact	12	121	n/a
Adjust: Acquisition accounting	(2)	(21)
Adjust: Total items impacting comparability	531	34
Adjusted Comparable	2,673	2,473	8.1%
Adjust: Impact of fx changes	(1)	n/a	n/a
Adjusted Comparable & fx-neutral	2,672	2,473	8.0%

Adjusted Operating Profit APS
As reported	363	497	(27.0)%
Add: Adjusted operating profit impact	12	121	n/a
Adjust: Acquisition accounting	(2)	(21)
Adjust: Total items impacting comparability	285	(12)
Adjusted Comparable	658	585	12.5%
Adjust: Impact of fx changes	12	n/a	n/a
Adjusted Comparable & fx-neutral	670	585	14.5%

Supplemental Financial Information - Effective Tax Rate
The reported effective tax rate was 25% and 24% for the years ended 31 December 2024 and 31 December 2023, respectively.
The increase in the reported effective tax rate to 25% in 2024 (2023: 24%) reflects the impact of non-UK operations which is substantially offset by prior period adjustments.
The comparable effective tax rate was 25% and 24% for the years ended 31 December 2024 and 31 December 2023, respectively.

Income tax In millions of €	Year Ended
	31 December 2024	31 December 2023
As reported	492	534
Adjust: Total items impacting comparability	126	4
Adjust: Restructuring charges[1]	70	15
Adjust: European flooding[2]	—	(2)
Adjust: Acquisition and Integration related costs[3]	2	—
Adjust: Inventory step-up[4]	2	—
Adjust: Coal royalties[5]	—	(6)
Adjust: Property sale[6]	—	(16)
Adjust: Litigation[7]	1	5
Adjust: Impairment[8]	35	—
Adjust: Accelerated amortisation[9]	16	8
Comparable	618	538
__________________________
[1] Amounts represent the tax impact of restructuring charges related to business transformation activities.
[2] Amounts represent the tax impact of the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023.
[3] Amounts represent the tax impact of cost associated with the acquisition and integration of CCBPI.
[4] Amounts represent the tax impact of the non-recurring impact of fair value step-up of CCBPI inventories.
[5] Amounts represent the tax impact of royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.
[6] Amounts represent the tax impact of gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.
[7] Amounts represent the tax impact related to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[8] Amounts represent the tax impact of the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
[9] Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.

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Supplemental Financial Information - Comparable Free Cash Flow

Comparable Free Cash Flow In millions of €	Year Ended
	31 December 2024	31 December 2023
Net cash flows from operating activities	3,061	2,806
Less: Purchases of property, plant and equipment	(791)	(672)
Less: Purchases of capitalised software	(148)	(140)
Add: Proceeds from sales of property, plant and equipment	15	101
Less: Payments of principal on lease obligations	(157)	(148)
Less: Net interest payments	(175)	(124)
Adjust: Items impacting comparability[1]	12	(89)
Comparable Free Cash Flow	1,817	1,734
[1] During the year ended 31 December 2023, the Group received net of tax cash proceeds of €89 million in connection with the royalty income arising from the ownership of certain mineral rights in Australia. During the year ended 31 December 2024, the Group paid a further €12 million of cash taxes in connection with those proceeds. The cash impacts associated with those specific events have been included within the Group’s net cash flows from operating activities for the years ended 31 December 2024 and 31 December 2023, respectively. Given the unusual nature and to allow for better period to period comparability, our comparable free cash flow measure excludes the cash impact related to those items.
If the Acquisition had occurred on 1 January 2024, adjusted comparable free cash flow for the year ended 31 December 2024 is estimated to approximate the comparable free cash flow in the table above.

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at		Credit Ratings As of 13 February 2025
	31 December 2024	31 December 2023		Moody’s	Fitch Ratings
Total borrowings	11,331	11,396	Long-term rating	Baa1	BBB+
Fair value of hedges related to borrowings[1]	36	28	Outlook	Stable	Stable
Other financial assets/liabilities[1]	18	20	Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Adjusted total borrowings[1]	11,385	11,444
Less: cash and cash equivalents[2] [3]	(1,563)	(1,419)
Less: short term investments[4]	(150)	(568)
Net debt	9,672	9,457
___________________
[1] Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 31 December 2024 and 31 December 2023 includes €36 million and €42 million of cash in Papua New Guinea Kina, respectively. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Cash and cash equivalents as at 31 December 2024 includes €10 million (31 December 2023: nil) of cash held by the Group’s Employee Benefit Trust. The funds can be solely used for the purchases of CCEP shares to satisfy the Group’s award requirements under its current and future share-based compensation plans.
[4] Short term investments are term cash deposits with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term term investments as at 31 December 2024 and 31 December 2023 include €18 million and €33 million of assets in Papua New Guinea Kina, respectively, subject to the same currency controls outlined above.

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Supplemental Financial Information - Comparable EBITDA

Comparable EBITDA In millions of €	Year Ended
	31 December 2024	31 December 2023
Reported profit after tax	1,444	1,669
Taxes	492	534
Finance costs, net	187	120
Non-operating items	9	16
Reported operating profit	2,132	2,339
Depreciation and amortisation	933	792
Reported EBITDA	3,065	3,131

Items impacting comparability
Restructuring charges[1]	247	83
Acquisition and integration related costs[2]	14	12
Litigation[3]	3	17
European flooding[4]	1	(9)
Property sale[5]	—	(54)
Sale of sub-strata and associated mineral rights[6]	—	(35)
Coal royalties[7]	—	(18)
Inventory step-up[8]	5	—
Impairment[9]	189	—
Comparable EBITDA	3,524	3,127

Net debt to reported EBITDA	3.2	3.0

Net debt to comparable EBITDA	2.7	3.0
______________________
[1] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[2] Amounts represent cost associated with the acquisition and integration of CCBPI.
[3] Amounts relate to the increase in a provision established in connection with an ongoing labour law matter in Germany.
[4] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023.
[5] Amounts represent gains mainly attributable to the sale of property in Germany. The gains on disposal were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.
[6] Amounts represent the considerations received relating to the sale of the sub-strata and associated mineral rights in Australia. The transaction completed in April 2023 and the proceeds were recognised as “Other income” in our consolidated income statement for the year ended 31 December 2023.
[7] Amounts represent royalty income arising from the ownership of certain mineral rights in Australia. The royalty income was recognised as “Other income” in our consolidated income statement for the year ended and 31 December 2023.
[8] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[9] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

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Adjusted Comparable EBITDA In millions of €	Year Ended
31 December 2024
Reported profit after tax	1,444
Taxes	492
Finance costs, net	187
Non-operating items	9
Reported operating profit	2,132
Add: Adjusted operating profit impact[1]	12
Adjust: Acquisition accounting[2]	(2)
Adjusted operating profit	2,142
Depreciation and amortisation[3]	945
Adjusted EBITDA	3,087

Items impacting comparability
Restructuring charges[4]	247
Acquisition and integration related costs[5]	14
Litigation[6]	3
European flooding[7]	1
Inventory step-up[8]	5
Impairment[9]	189
Adjusted Comparable EBITDA	3,546

Net debt to adjusted EBITDA	3.1

Net debt to adjusted comparable EBITDA	2.7
______________________
[1] Amounts represent unaudited operating profit of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment, the non-recurring impact of the provisional fair value step-up of CCBPI finished goods and acquisition and integration related costs.
[3] Includes the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment as if the acquisition had occurred on 1 January.
[4] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[5] Amounts represent cost associated with the acquisition and integration of CCBPI.
[6] Amounts relate to increase in a provision established in connection with an ongoing labour law matter in Germany.
[7] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023.
[8] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[9] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

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Supplemental Financial Information - Return on invested capital

ROIC In millions of €	Year Ended
	31 December 2024	31 December 2023
Reported profit after tax	1,444	1,669
Taxes	492	534
Finance costs, net	187	120
Non-operating items	9	16
Reported operating profit	2,132	2,339
Items impacting comparability[1]	531	34
Comparable operating profit[1]	2,663	2,373
Taxes[2]	(667)	(570)
Non-controlling interest	(29)	—
Comparable operating profit after tax attributable to shareholders	1,967	1,803
Opening borrowings less cash and cash equivalents and short term investments	9,409	10,264
Opening equity attributable to shareholders	7,976	7,447
Opening Invested Capital	17,385	17,711
Closing borrowings less cash and cash equivalents and short term investments	9,618	9,409
Closing equity attributable to shareholders	8,489	7,976
Closing Invested Capital	18,107	17,385

Average Invested Capital	17,746	17,548

ROIC	8.1%	9.5%

Comparable ROIC	11.1%	10.3%
____________________
[1] Reconciliation from reported to comparable operating profit is included in the Supplementary Financial Information - Items impacting comparability section.
[2] Tax rate used is the comparable effective tax rate for the year (2024: 25%; 2023: 24%).

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Adjusted comparable ROIC In millions of €	Year Ended
31 December 2024
Reported profit after tax	1,444
Taxes	492
Finance costs, net	187
Non-operating items	9
Reported operating profit	2,132
Add: Adjusted operating profit impact[1]	12
Adjust: Acquisition accounting[2]	(2)
Adjusted operating profit	2,142
Items impacting comparability[3]	531
Adjusted comparable operating profit[3]	2,673
Taxes[4]	(670)
Non-controlling interest	(31)
Adjusted comparable operating profit after tax attributable to shareholders	1,972
Opening borrowings less cash and cash equivalents and short term investments[5]	10,536
Opening equity attributable to shareholders[5]	7,976
Opening Invested Capital	18,512
Closing borrowings less cash and cash equivalents and short term investments	9,618
Closing equity attributable to shareholders	8,489
Closing Invested Capital	18,107

Average Invested Capital	18,310

Adjusted comparable ROIC	10.8%
____________________
[1] Amounts represent unaudited operating profit of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment.
[3] Reconciliation from reported to comparable and to adjusted comparable operating profit is included in the Supplementary Financial Information - Items impacting comparability section.
[4] Tax rate used is the comparable effective tax rate for the year (2024: 25%; 2023: 24%).
[5] In light of the CCBPI acquisition and in order to provide investors with a more meaningful measure of capital efficiency for 2024, an adjusted comparable ROIC measure has been presented for the year ended 31 December 2024. To derive this adjusted comparable measure, opening borrowings, cash and cash equivalents and short term investments, and equity attributable to shareholders were adjusted to reflect transaction accounting adjustments, the impact of debt financing and cash flows in connection with the acquisition, as if the transaction had occurred on 1 January 2024.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Income Statement (Unaudited)

		Year Ended
		31 December 2024	31 December 2023
	Note	€ million	€ million
Revenue	3	20,438	18,302
Cost of sales		(13,227)	(11,582)
Gross profit		7,211	6,720
Selling and distribution expenses		(3,345)	(3,178)
Administrative expenses		(1,734)	(1,310)
Other Income	14	—	107
Operating profit		2,132	2,339
Finance income		85	65
Finance costs		(272)	(185)
Total finance costs, net		(187)	(120)
Non-operating items		(9)	(16)
Profit before taxes		1,936	2,203
Taxes	12	(492)	(534)
Profit after taxes		1,444	1,669

Profit attributable to shareholders		1,418	1,669
Profit attributable to non-controlling interests		26	—
Profit after taxes		1,444	1,669

Basic earnings per share (€)	4	3.08	3.64
Diluted earnings per share (€)	4	3.08	3.63

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Coca-Cola Europacific Partners plc
Condensed Consolidated Statement of Comprehensive Income (Unaudited)

	Year Ended
	31 December 2024	31 December 2023
	€ million	€ million
Profit after taxes	1,444	1,669
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net	(85)	(246)
Tax effect	—	—
Foreign currency translation, net of tax	(85)	(246)
Cash flow hedges:
Pretax activity, net	15	21
Tax effect	(3)	(11)
Cash flow hedges, net of tax	12	10
Other reserves:
Pretax activity, net	(8)	3
Tax effect	3	—
Other reserves, net of tax	(5)	3
Items that may be subsequently reclassified to the income statement	(78)	(233)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net	61	(108)
Tax effect	(16)	35
Pension plan adjustments, net of tax	45	(73)
Items that will not be subsequently reclassified to the income statement:	45	(73)
Other comprehensive income/(loss) for the period, net of tax	(33)	(306)
Comprehensive income for the period	1,411	1,363

Comprehensive income attributable to shareholders	1,385	1,363
Comprehensive income attributable to non-controlling interests	26	—
Comprehensive income for the period	1,411	1,363

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Coca-Cola Europacific Partners plc
Condensed Consolidated Statement of Financial Position (Unaudited)

		31 December 2024	31 December 2023
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	5	12,749	12,395
Goodwill	5	4,687	4,514
Property, plant and equipment	6	6,434	5,344
Investment property	7	73	—
Non-current derivative assets		98	100
Deferred tax assets		24	1
Other non-current assets		397	295
Total non-current assets		24,462	22,649
Current:
Current derivative assets		102	161
Current tax assets		58	58
Inventories		1,608	1,356
Amounts receivable from related parties		89	123
Trade accounts receivable		2,564	2,547
Other current assets		458	351
Assets held for sale	8	46	22
Short term investments		150	568
Cash and cash equivalents		1,563	1,419
Total current assets		6,638	6,605
Total assets		31,100	29,254
LIABILITIES
Non-current:
Borrowings, less current portion	9	9,940	10,096
Employee benefit liabilities		172	191
Non-current provisions		104	45
Non-current derivative liabilities		161	169
Deferred tax liabilities		3,498	3,378
Non-current tax liabilities		30	75
Other non-current liabilities		61	46
Total non-current liabilities		13,966	14,000
Current:
Current portion of borrowings	9	1,391	1,300
Current portion of employee benefit liabilities		7	8
Current provisions		246	114
Current derivative liabilities		45	99
Current tax liabilities		301	253
Amounts payable to related parties		373	270
Trade and other payables		5,786	5,234
Total current liabilities		8,149	7,278
Total liabilities		22,115	21,278
EQUITY
Share capital		5	5
Share premium		307	276
Merger reserves		287	287
Other reserves		(912)	(823)
Retained earnings		8,802	8,231
Equity attributable to shareholders		8,489	7,976
Non-controlling interest	10	496	—
Total equity		8,985	7,976
Total equity and liabilities		31,100	29,254

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Coca-Cola Europacific Partners plc
Condensed Consolidated Statement of Cash Flows (Unaudited)

		Year Ended
		31 December 2024	31 December 2023
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,936	2,203
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	6	751	653
Amortisation of intangible assets	5	182	139
Impairment losses		189	—
Share-based payment expense		45	57
Gain on sale of sub-strata and associated mineral rights	14	—	(35)
Gain on the sale of property	14	—	(54)
Finance costs, net		187	120
Income taxes paid		(561)	(509)
Changes in assets and liabilities:
Decrease/(increase) in trade and other receivables		37	(5)
(Increase)/decrease in inventories		(37)	6
Increase in trade and other payables		158	124
Increase in net payable receivable from related parties		89	80
Increase/(decrease) in provisions		137	(11)
Change in other operating assets and liabilities		(52)	38
Net cash flows from operating activities		3,061	2,806
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired	2	(1,524)	—
Purchases of property, plant and equipment		(791)	(672)
Purchases of capitalised software		(148)	(140)
Proceeds from sales of property, plant and equipment		15	101
Proceeds from sales of intangible assets		—	37
Proceeds from the sale of sub-strata and associated mineral rights	14	—	35
Net proceeds/(payments) of short term investments		420	(342)
Investments in equity instruments		(6)	(5)
Interest received		74	58
Other investing activity, net		3	(9)
Net cash flows used in investing activities		(1,957)	(937)
Cash flows from financing activities:
Proceeds from borrowings, net		1,008	694
Proceeds received from a non-controlling shareholder relating to the acquisition of bottling operations		468	—
Changes in short-term borrowings	9	—	—
Repayments on third party borrowings		(1,207)	(1,159)
Settlement of debt-related cross-currency swaps		66	69
Payments of principal on lease obligations		(157)	(148)
Interest paid		(249)	(182)
Dividends paid		(910)	(841)
Exercise of employee share options		31	43
Acquisition of non-controlling interests		—	(282)
Other financing activities, net		(23)	(16)
Net cash flows (used in)/from financing activities		(973)	(1,822)
Net change in cash and cash equivalents		131	47
Net effect of currency exchange rate changes on cash and cash equivalents		13	(15)
Cash and cash equivalents at beginning of period		1,419	1,387
Cash and cash equivalents at end of period		1,563	1,419

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Coca-Cola Europacific Partners plc
Condensed Consolidated Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2022		5	234	287	(507)	7,428	7,447	—	7,447
Profit after taxes		—	—	—	—	1,669	1,669	—	1,669
Other comprehensive loss		—	—	—	(233)	(73)	(306)	—	(306)
Total comprehensive income/ (loss)		—	—	—	(233)	1,596	1,363	—	1,363
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(114)	—	(114)	—	(114)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	31	—	31	—	31
Issue of shares during the period		—	42	—	—	—	42	—	42
Equity-settled share-based payment expense		—	—	—	—	54	54	—	54
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(4)	(4)	—	(4)
Share-based payment tax effects		—	—	—	—	1	1	—	1
Dividends	10	—	—	—	—	(844)	(844)	—	(844)
Balance as at 31 December 2023		5	276	287	(823)	8,231	7,976	—	7,976

Balance as at 31 December 2023		5	276	287	(823)	8,231	7,976	—	7,976
Profit after taxes		—	—	—	—	1,418	1,418	26	1,444
Other comprehensive income/ (loss)		—	—	—	(78)	45	(33)	—	(33)
Total comprehensive income/ (loss)		—	—	—	(78)	1,463	1,385	26	1,411
Non-controlling interest established in connection with the Acquisition	10	—	—	—	—	—	—	468	468
Non-controlling interest assumed as part of Acquisition	2	—	—	—	—	—	—	2	2
Cash flow hedge (gains)/losses transferred to goodwill relating to business combination		—	—	—	2	—	2	—	2
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(20)	—	(20)	—	(20)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	7	—	7	—	7
Issue of shares during the period		—	31	—	—	—	31	—	31
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(16)	(16)	—	(16)
Treasury shares acquired	10	—	—	—	—	(7)	(7)	—	(7)
Equity-settled share-based payment expense		—	—	—	—	42	42	—	42
Dividends	10	—	—	—	—	(911)	(911)	—	(911)
Balance as at 31 December 2024		5	307	287	(912)	8,802	8,489	496	8,985

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Notes to the Condensed Consolidated Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Refer to Note 2 for further details about the acquisition of CCBPI.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 9717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
The financial information presented does not constitute statutory accounts as defined in section 434 of the Companies Act 2006 (‘the Act’). A copy of the statutory accounts for the year ended 31 December 2023 has been delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
The financial information presented in the unaudited condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, condensed consolidated statement of changes in equity and notes to the condensed consolidated financial statements within this document does not represent the Group’s full consolidated financial statements for the year ended 31 December 2024. This financial information has been extracted from the CCEP’s consolidated financial statements, which will be delivered to the Registrar of Companies in due course. Accordingly, the financial information for 2024 is presented unaudited.
Basis of preparation
These condensed consolidated financial statements have been prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s 2023 consolidated financial statements.
Going concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the condensed consolidated financial statements, the Directors have considered the Group’s financial performance in the period and have taken into account its current cash position and its access to a €1.8 billion undrawn committed credit facility.
Further, the Directors have considered the current cash flow forecast, including a downside stress test, which supports the Group’s ability to continue to generate cash flows during the next 12 months. On this basis, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for a period of 12 months from the date of signing these condensed consolidated financial statements. Accordingly, these condensed consolidated financial statements have been prepared on a going concern basis and the Directors do not believe there are any material uncertainties to disclose in relation to the Group’s ability to continue as a going concern.
Accounting policies
The accounting policies applied in these condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2023, except for the adoption of applicable standards and amendments to accounting standards effective as of 1 January 2024.
Several amendments apply for the first time in 2024, but do not have a material impact on the condensed consolidated financial statements of the Group. The Group has not early adopted any amendments to accounting standards that have been issued but are not yet effective.
Foreign currency
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.

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The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the year ended 31 December		Closing as at 31 December
	2024	2023	2024	2023
British pound	1.18	1.15	1.21	1.15
US dollar	0.92	0.92	0.96	0.90
Norwegian krone	0.09	0.09	0.08	0.09
Swedish krona	0.09	0.09	0.09	0.09
Icelandic krona	0.01	0.01	0.01	0.01
Australian dollar	0.61	0.61	0.60	0.61
Indonesian rupiah[1]	0.06	0.06	0.06	0.06
New Zealand dollar	0.56	0.57	0.54	0.57
Papua New Guinean kina	0.24	0.26	0.24	0.24
Philippine peso[2]	0.02	n/a	0.02	n/a
[1] Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.
[2] For the year ended 31 December 2024, the Philippine peso average rate is calculated as average from 23 February 2024 to 31 December 2024.
Reporting periods
In these condensed consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2024 and 31 December 2023.
The following table summarises the number of selling days for the years ended 31 December 2024 and 31 December 2023 (based on a standard five day selling week):

	First half	Second half	Full year
2024	130	132	262
2023	130	130	260
Change	—	2	2
Comparability
Sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s reported results for the first and second halves of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half yearly basis.
Note 2
BUSINESS COMBINATIONS
In November 2023, the Group together with Aboitiz Equity Ventures Inc. (AEV) entered into a definitive agreement with The Coca-Cola Company (TCCC) to jointly acquire 100% of CCBPI, a wholly owned subsidiary of TCCC.

The Acquisition was effected through the establishment of a special purpose vehicle, CCEP Aboitiz Beverages Philippines, Inc. (CABPI), which is owned and funded 60% by CCEP and 40% by AEV, commensurate with the effective 60:40 ownership structure of CCBPI.

On 23 February 2024, CABPI acquired 100% of the beneficial ownership of Coca-Cola Beverages Philippines, Inc. (CCBPI) for a total consideration of US$1.68 billion (€1.54 billion), all of which was settled in cash upon completion. CABPI is determined to have economic substance and is identified as the accounting acquirer of CCBPI.

CCBPI is the authorised bottler and distributor of The Coca-Cola Company’s (TCCC) beverage brands in the Philippines. The Acquisition is a further step for the Group to create a more diverse footprint within its existing Australia, Pacific and Indonesia business segment. The transaction is aligned with the Group’s aim of driving sustainable growth through diversification and building scale.

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The transaction is being accounted for under IFRS 3, “Business Combinations”, using the acquisition method. The accounting for the Acquisition is complete at the end of the current reporting period. Measurement period adjustments to provisional amounts previously disclosed are immaterial.

The following table details the Euro equivalent consideration and fair values of assets acquired and liabilities assumed:

Total
€ million
Intangible assets	478
Property, plant and equipment	1,084
Investment property	46
Other non-current assets	56
Inventories	228
Amounts receivable from related parties	25
Trade accounts receivable	75
Other current assets	47
Cash and cash equivalents	19
Borrowings, less current portion	(6)
Employee benefit liabilities	(15)
Non-current provisions	(29)
Non-current tax liabilities	(6)
Deferred tax liabilities	(170)
Other non-current liabilities	(21)
Current portion of borrowings	(63)
Current provisions	(29)
Current tax liabilities	(23)
Amounts payable to related parties	(55)
Trade and other payables	(372)
Net identifiable assets acquired	1,269
Non-controlling interest	(2)
Goodwill	276
Fair value of consideration	1,543
Intangible assets include both indefinite life and finite life intangible assets. Indefinite life intangible assets consist of the bottling agreement with TCCC (€440 million), which provides the Company with the exclusive rights to prepare, package, distribute and sell TCCC branded products in the territories in which it operates. Finite life intangible assets are comprised primarily of customer relationships.
The bottling agreement with TCCC and customer relationships have been valued using a multi-period excess earnings model, whereby the value of a specific intangible asset is estimated from the excess earnings after fair returns on all other assets employed have been deducted from the business’s after-tax operating earnings.
Goodwill of €276 million has been recognised in connection with the Acquisition, representing the excess of consideration transferred over the fair values of the net identifiable assets acquired.
The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes.
Property, plant and equipment has been valued using a variety of valuation techniques and considering the highest and best use of each asset. These techniques include capitalisation of comparable net market income, depreciated replacement cost and sales comparison approach. Included within Property, plant and equipment are right of use assets which have been valued at €8 million. A corresponding lease liability of €11 million is included within Borrowings.
The fair value of acquired trade accounts receivable, net is €75 million. The gross contractual amount related to these receivables is €84 million, of which €9 million is expected to be uncollectible.
From the effective date of the Acquisition, CCBPI contributed revenue of €1.7 billion and profit before tax of €85 million to the Group for the year ended 31 December 2024. If the Acquisition had taken place at the beginning of the year, adjusted comparable revenue and profit before tax for CCEP for the year ended 31 December 2024 would have been €20.7 billion and €2.5 billion, respectively.

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Deal and integration costs of €14 million are included in Administrative expenses in the condensed consolidated income statement for the year ended 31 December 2024. Cash payments for deal and integration costs are included in operating cash flows in the condensed consolidated statement of cash flows.
Note 3
OPERATING SEGMENTS
Description of segments and principal activities
Following the acquisition of CCBPI, the Group reevaluated its segment reporting under IFRS 8, “Operating Segments”. The Group continues to derive its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The acquisition of CCBPI has broadened the Group’s geographic footprint which now includes the Philippines, within its existing API business segment, from now on renamed APS (Australia, Pacific & South East Asia). The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.
The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

	Year ended 31 December 2024			Year ended 31 December 2023
	Europe	APS	Total	Europe	APS	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	14,971	5,467	20,438	14,553	3,749	18,302
Comparable operating profit[1]	2,015	648	2,663	1,888	485	2,373
Items impacting comparability[2]			(531)			(34)
Reported operating profit			2,132			2,339
Total finance costs, net			(187)			(120)
Non-operating items			(9)			(16)
Reported profit before tax			1,936			2,203
[1] Comparable operating profit includes comparable depreciation and amortisation of €596 million and €265 million for Europe and APS respectively, for the year ended 31 December 2024. Comparable depreciation and amortisation charges for the year ended 31 December 2023 totalled €558 million and €196 million, for Europe and APS respectively.
[2] Items impacting the comparability of period-over-period financial performance for 2024 primarily include restructuring charges of €264 million (refer to Note 13), €14 million of deal and integration costs related to the Acquisition (refer to Note 2), impairment charges of €189 million mainly related to the Group’s Indonesia CGU (refer to Note 5), and accelerated amortisation charges of €55 million (refer to Note 5). Items impacting the comparability for 2023 primarily include restructuring charges of €94 million and accelerated amortisation charges of €27 million (refer to Note 5), partially offset by €18 million of royalty income arising from the ownership of certain mineral rights in Australia (refer to Note 14), considerations of €35 million received relating to the sale of the sub-strata and associated mineral rights in Australia (refer to Note 14) and gains of €54 million mainly attributable to the sale of property in Germany (refer to Note 14).

No single customer accounted for more than 10% of the Group’s revenue during the year ended 31 December 2024 and 31 December 2023.

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Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year Ended
	31 December 2024	31 December 2023
Revenue	€ million	€ million
Great Britain	3,327	3,235
Germany	3,179	3,018
Iberia[1]	3,398	3,325
France[2]	2,322	2,321
Belgium/Luxembourg	1,070	1,078
Netherlands	785	718
Norway	398	376
Sweden	410	398
Iceland	82	84
Total Europe	14,971	14,553
Australia	2,475	2,385
Philippines	1,652	—
New Zealand and Pacific Islands	694	679
Indonesia	403	458
Papua New Guinea	243	227
Total APS	5,467	3,749
Total CCEP	20,438	18,302
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 4
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue during the period, after deducting the weighted average number of treasury shares held. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Year Ended
	31 December 2024	31 December 2023
Profit after taxes attributable to equity shareholders (€ million)	1,418	1,669
Basic weighted average number of Shares in issue[1] (million)	460	459
Effect of dilutive potential Shares[2] (million)	1	—
Diluted weighted average number of Shares in issue[1] (million)	461	459
Basic earnings per share (€)[3]	3.08	3.64
Diluted earnings per share (€)[3]	3.08	3.63
[1] As at 31 December 2024 and 31 December 2023, the Group had 460,947,057 and 459,200,818 Shares, respectively, in issue. As at 31 December 2024 the Group held 92,564 treasury shares that were acquired by Coca-Cola Europacific Partners Plc Employee Benefit Trust (see Note 10). The shares held by the trust are excluded from the calculation of basic and diluted earnings per share. The Group did not hold any treasury shares as at 31 December 2023.
[2] For the year ended 31 December 2024 and 31 December 2023, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
[3] Basic and diluted earnings per share are calculated prior to rounding.

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Note 5
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the year ended 31 December 2024:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2023	12,395	4,514
Acquisition of CCBPI	478	276
Additions	198	—
Amortisation expense	(182)	—
Impairment	(83)	(30)
Transfers and reclassifications	(5)	—
Currency translation adjustments	(52)	(73)
Net book value as at 31 December 2024	12,749	4,687
Impairment of Feral brand

During 2024, the Group recognised €10 million of impairment in relation to the Feral brand and subsequently sold it in September 2024.
Impairment of Indonesia CGU

As disclosed in its consolidated financial statements for the year ended 31 December 2023, the Group estimated that reasonably possible changes in the value in use terminal growth rate or in the discount rate, each in isolation, would eliminate existing headroom in the Indonesia CGU. During the second half of 2024, Indonesia experienced worsening business performance primarily driven by the continued geopolitical situation in the Middle East.
As at 31 December 2024, the Group’s annual impairment test resulted in an impairment of €175 million, as the recoverable amount was lower than the carrying amount of the CGU. The recoverable amount was determined based on value in use assumptions updated with management’s best estimate of expected future cash flows, reflecting the persistent geopolitical uncertainty. The impairment loss reduced the carrying amount of Goodwill allocated to the CGU to zero. The remaining impairment charge was allocated pro rata to the Property, plant and equipment and Intangible assets included in the carrying value of the CGU.
An impairment loss of €54 million, €6 million and €115 million was included in the condensed consolidated income statement in Cost of sales, Selling and distribution expenses and Administrative expenses, respectively, and under APS for segmental allocation purposes.
The following table sets out key assumptions used in the impairment assessment of the Indonesia CGU:

	2024	2023
Pre-tax discount rate	13.5%	12.2%
Terminal growth rate	2.5%	1.6%
As at 31 December 2024, the recoverable amount of the Indonesia CGU was €182 million and represents its value in use.

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Note 6
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the year ended 31 December 2024:

Total
€ million
Net book value as at 31 December 2023	5,344
Acquisition of CCBPI	1,084
Additions	914
Disposals	(20)
Impairment[1]	(76)
Transfers to assets held for sale	(22)
Transfers to investment property	(33)
Depreciation expense	(751)
Other transfers and reclassifications	5
Currency translation adjustments	(11)
Net book value as at 31 December 2024	6,434
[1] Amounts relate to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

The net book value of property, plant and equipment includes right of use assets of €691 million of which €8 million was acquired as part of the Acquisition.
Note 7
INVESTMENT PROPERTY
Investment property consists of land and buildings held primarily for earning rental income, capital appreciation, or both. These properties are not used by the Group in the ordinary course of business. The Group applies the cost model for measuring investment property. Under the cost model, investment properties are initially recognised at cost. Subsequently, they are depreciated on a straight-line basis over their useful life (consistent with owner-occupied property).

The following table summarises the movement in net book value for investment property during the year ended 31 December 2024:

Total
€ million
Net book value as at 31 December 2023	—
Acquisition of CCBPI	46
Transfers from property, plant and equipment	33
Transfers to assets held for sale	(6)
Net book value as at 31 December 2024	73

As at 31 December 2024 and 31 December 2023 the carrying value of investment property was €73 million and nil, respectively. The increase is primarily due to the properties acquired as part of the CCBPI business combination transaction (€46 million) and the transfer of some properties in Indonesia and Great Britain from Property, plant & equipment to Investment property (€33 million).
No impairments were recognised during the year ended 31 December 2024.
Note 8
ASSETS HELD FOR SALE
Assets classified as held for sale as at 31 December 2024 and 31 December 2023 were €46 million and €22 million, respectively. These assets primarily consist of properties expected to be sold in the near future.

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Note 9
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	31 December 2024	31 December 2023
	€ million	€ million
Non-current:
Euro denominated bonds[1],[2]	7,903	8,428
Foreign currency bonds (swapped into Euro)[3]	478	451
Australian dollar denominated bonds	295	338
Foreign currency bonds (swapped into Australian dollar or New Zealand dollar)[1],[3]	330	337
PHP Term loan due 2034[4]	387	—
Lease obligations	547	542
Total non-current borrowings	9,940	10,096

Current:
Euro denominated bonds[5]	1,150	500
Foreign currency bonds (swapped into Euro)[3],[6]	—	588
Australian dollar denominated bonds[7]	31	62
Philippines peso denominated loans[8],[9]	49	—
Euro commercial paper[10]	—	—
Lease obligations	161	150
Total current borrowings	1,391	1,300
[1] Some bonds are designated in full or partially in a fair value hedge relationship.
[2] In September 2024, the Group issued €600 million 3.25% Notes due 2032.
[3] Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
[4] In February 2024, in connection with the Acquisition, the Group entered into a term loan facility agreement with the Bank of Philippine Islands. A term loan facility in an aggregate amount of US$500 million was made available under the agreement to be utilised in PHP. On 20 February 2024, the Group drew down a PHP 23.5 billion (US$420 million) loan under the facility with a maturity date of 20 February 2034. The vast majority of the balance (90% of the total principal amount) is repayable in full upon maturity. In April 2024, the remaining undrawn portion of this facility was subsequently cancelled.
[5] In May 2024, the Group repaid on maturity the outstanding amount related to the €500 million 1.125% Notes 2024.
[6] In May 2024, the Group repaid on maturity the outstanding amount related to the $650 million 0.8% Notes due 2024.
[7] In April 2024, the Group repaid AUD$100 million 3.5% Notes.
[8] Included within the Group's borrowings as at 31 December 2024 is a short term loan denominated in PHP assumed as part of the Acquisition. In August 2024 and November 2024, the Group repaid PHP 500 million and PHP 2 billion, respectively.
[9] In December 2024, the Group entered into a short term loan agreement with Metropolitan Bank and Trust Company and drew down PHP 2 billion payable in full upon maturity on 19 December 2025.
[10] During the year ended 31 December 2024, the Group issued €10,074 million and repaid €10,074 million Euro commercial paper. During the year ended 31 December 2023, the Group issued €6,810 million and repaid €6,810 million Euro commercial paper. The issuance, net of repayments, of Euro commercial paper is presented as changes in short-term borrowings in our condensed consolidated statement of cash flows.
Note 10
EQUITY
Share Capital
As at 31 December 2024, the Company had issued and fully paid 460,947,057 Shares (as at 31 December 2023: 459,200,818 Shares) with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. The number of Shares increased during the years ended 31 December 2024 and 31 December 2023 from the issue of 1,746,239 and 2,094,365 Shares, respectively, following the exercise of share-based payment awards.
Dividends
Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

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	Year Ended
	31 December 2024	31 December 2023
	€ million	€ million
First half dividend[1]	340	308
Second half dividend[2]	567	533
Total dividend on ordinary shares declared and paid	907	841
[1] Dividend of €0.74 per Share was paid in first half of 2024. Dividend of €0.67 per Share was paid in first half of 2023.
[2] Dividend of €1.23 per Share was paid in second half of 2024. Dividend of €1.17 per Share was paid in second half of 2023.

Additionally, dividends attributable to restricted stock units and performance share units that are unvested at the period end date are accrued accordingly. During 2024, an incremental dividend accrual of €4 million has been recognised (2023: €3 million).
Treasury shares
In December 2024, Coca-Cola Europacific Partners Plc Employee Benefit Trust was established for the purpose of facilitating the acquisition and distribution of CCEP shares for the benefit of satisfying the Group’s share-based payments obligations under its existing and future share-based compensation plans. The Trust’s operations are included in the Group’s consolidated financial statements.
CCEP shares acquired on the market and held by the Trust are classified as treasury shares. The book value of shares held is deducted from retained earnings. As at 31 December 2024, the total consideration of the shares acquired by the Trust of €7 million, including directly attributable costs, was deducted from retained earnings. As at 31 December 2024 the trust held 92,564 Shares (31 December 2023: nil). The shares held by the trust are excluded from the calculation of earnings per share (see Note 4).
Dividends are waived on all treasury shares held by the Trust.
Non-controlling interests
A non-controlling interest (NCI) of €468 million has been recognised in connection with Aboitiz Equity Ventures Inc. (AEV) 40% ownership of CCEP Aboitiz Beverages Philippines, Inc. (CABPI), the accounting acquirer of CCBPI (refer to Note 2 for further details). The Group measured the non-controlling interest in CABPI based on their proportionate share of net assets. The Group recognises changes in NCI based upon post-acquisition results of the year and movements in reserves.
As at 31 December 2024, equity attributable to non-controlling interest was €496 million (31 December 2023: nil).
Note 11
RELATED PARTY TRANSACTIONS
Details surrounding the Group’s related party transactions are disclosed within Note 19 of CCEP’s 2023 consolidated financial statements. The following summarises the unique related party transactions, which took place during 2024.
Acquisition of Coca-Cola Beverages Philippines, Inc. (CCBPI)
On 23 February 2024, the joint acquisition of CCBPI was successfully consummated for a total consideration of US$1.68 billion (€1.54 billion), all of which was settled in cash upon completion. The Group’s share of the total consideration was US$1.0 billion (€930 million), commensurate with the effective 60:40 ownership structure of CCBPI. The transaction has been accounted for under IFRS 3 “Business Combinations”, using the acquisition method of accounting. Refer to Note 2 for further detail concerning the acquisition of CCBPI.
In December 2024, the Group purchased from Cobega property located in Bilbao, Spain for a total consideration of €15 million, inclusive of relevant taxes.
Note 12
TAXES
Income Tax expense
The effective tax rate (ETR) was 25.4% for the year ended 31 December 2024 and 24.2% for the year ended 31 December 2023.
The ETR of 25.4% is broadly in line with the UK statutory rate, reflecting the impact of non-UK operations which is substantially offset by prior period adjustments.

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The following table summarises the major components of income tax expense for the periods presented:

	31 December 2024	31 December 2023
	€ million	€ million
Current income tax:
Current income tax charge	596	555
Adjustment in respect of current income tax from prior periods	(38)	(10)
Total current tax	558	545
Deferred tax:
Relating to the origination and reversal of temporary differences	(71)	11
Adjustment in respect of deferred income tax from prior periods	2	(22)
Relating to changes in tax rates or the imposition of new taxes	3	—
Total deferred tax	(66)	(11)
Income tax charge per the condensed consolidated income statement	492	534
Tax Provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty related to these tax matters that it believes appropriately reflect its risk. As at 31 December 2024, €267 million (31 December 2023: €175 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments and is vigorously defending its position against these assessments.
Global Minimum Top-Up Tax
On 12 May 2023, the International Accounting Standards Board (“the IASB”) issued International Tax Reform - Pillar Two Model Rules – Amendments to IAS 12 (“the Amendments“). The Amendments introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the OECD’s Pillar Two Model Rules.
Pillar Two legislation was enacted in the UK on 11 July 2023, under Finance (No 2) Act 2023, and was effective from 1 January 2024.
The Group has applied the exception under the IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top-up tax in preparing its condensed consolidated financial statements as at 31 December 2024.
The Group is in scope of the Pillar Two tax legislation and is subject to top-up tax in relation to its operations in a few countries. No material liability has been recognised in these condensed consolidated financial statements.
Note 13
PROVISIONS AND CONTINGENCIES
Restructuring programmes
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics.
During 2024, as part of this efficiency programme, the Group announced restructuring proposals resulting in €264 million of recognised costs primarily related to expected severance payments. The most notable announcement took place on 1 October 2024 related to restructuring initiatives implemented in Germany, more specifically, the closure of a production facility in Cologne, as well as planned changes and optimisations in the logistical network resulting in the closure of several logistical sites. These initiatives attributed a total restructuring expense of €108 million, mainly comprised of expected severance payments. The rest of the restructuring spend is attributable to various initiatives implemented across different markets aiming to enhance efficiency and productivity.

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Guarantees
As of 31 December 2024, the Group has issued guarantees to third parties of €892 million (31 December 2023: €1,164 million), primarily relating to ongoing litigations and tax matters in certain territories. No significant additional liabilities in the accompanying condensed consolidated financial statements are expected to arise from the guarantees issued.
Contingencies
As a result of the Acquisition, the Group recognised a provision of €55 million related to various legal proceedings.
There have been no other significant changes in contingencies since 31 December 2023.
Refer to Note 22 of the 2023 consolidated financial statements for further details about the Group’s guarantees, commitments and contingencies.
Note 14
OTHER INCOME
For the year ended 31 December 2024 and 31 December 2023, other income totalled nil and €107 million, respectively.
The balance for the year ended 31 December 2023 was primarily attributable to the following activities.
The Group recognised €18 million of royalty income arising from the ownership of mineral rights in Queensland, Australia. On 7 March 2023, the Group entered into an agreement to sell the sub-strata and associated mineral rights. Upon regulatory approval, the transaction was consummated in April 2023. The total consideration approximated €35 million.
The Group recognised a gain of €54 million related to the sales of properties, mainly attributable to the sale of property in Germany completed on 7 July 2023.
Note 15
EVENTS AFTER THE REPORTING PERIOD
On 14 February 2025, the Group announced its intention to commence a share buyback programme of up to €1 billion, to be completed over a 12-month period.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 14 February 2025	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer